UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Horizon Bancorp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

440407104
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1		NAME OF REPORTING PERSONS Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 450,182
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 450,182
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,182
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1		NAME OF REPORTING PERSONS Financial Edge–Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 182,839
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 182,839
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,839
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1		NAME OF REPORTING PERSONS Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 166,125
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 166,125
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,125
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1		NAME OF REPORTING PERSONS PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 89,998
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 89,998
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,998
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1		NAME OF REPORTING PERSONS PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 723,017
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 723,017
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,017
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1		NAME OF REPORTING PERSONS PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 889,142
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 889,142
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,142
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1		NAME OF REPORTING PERSONS Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 166,125
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 166,125
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,125
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1		NAME OF REPORTING PERSONS John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 889,329
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 889,329
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,329
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1		NAME OF REPORTING PERSONS Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 889,142
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 889,142
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,142
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13G (this “Amendment”) is being filed to amend Amendment No. 5 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2017 (the “Prior Schedule 13G”).  This Amendment clarifies that the reporting persons do not own more than 5% of the Common Stock of Horizon Bancorp.  The Prior Schedule 13G was inadvertently based upon an incorrect outstanding share number.  With this amendment, the reporting persons confirm that none of them holds more than 5% of the Common Stock, as reported herein, and they are not reporting persons with regard to the Common Stock.

Item 1(a).                    Name of Issuer:

Horizon Bancorp

Item 1(b).                   Address of Issuer’s Principal Executive Offices:

515 Franklin Square, Michigan City, Indiana 46360.

Item 2(a).	Name of Persons Filing:

The parties identified in the list below constitute the “PL Capital Group.”

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”).
•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”).
•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”).
•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund (“PL Capital”).
•
PL Capital Advisors, LLC, a Delaware limited liability company and investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”).

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”).
•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”).

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC.
The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to Amendment No. 1 to the Amended Schedule 13G filed on February 12, 2013.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 47 E. Chicago Avenue, Suite 328, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

Item 2(c).	Citizenship:

All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

440407104

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.                        Ownership:

The following list sets forth the aggregate number and percentage (based on 22,143,228 shares of Common Stock outstanding as reported in the Issuer’s press release attached as an exhibit to the Form 8-K filed on January 25, 2017) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2(a):

Name	Shares of Common Stock Beneficially Owned (Shared Voting and Investment Power for all Shares)	Percentage of Shares of Common Stock Beneficially Owned

Financial Edge Fund	450,180	2.0%
Financial Edge Strategic	182,839	0.8%
Focused Fund	89,998	0.4%
PL Capital	723,017	3.3% (indirect beneficial ownership as general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund)
PL Capital Advisors	889,142	4.0% (indirect beneficial ownership as investment adviser to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP)
Goodbody/PL LP	166,125	0.8%
Goodbody/PL LLC	166,125	0.8% (indirect beneficial ownership as general partner of Goodbody/PL LP)
John W. Palmer	889,267	4.0% (indirect beneficial ownership as managing member of PL Capital, PL Capital Advisors and Goodbody/PL LLC as well as shares held in his IRA)
Richard J. Lashley	889,142	4.0% (indirect beneficial ownership as managing member of PL Capital, PL Capital Advisors and Goodbody/PL LLC)

PL Capital is the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of

Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

Mr. Palmer has full voting and investment power over the 187 shares owned in his IRA.  The amount of funds expended by Mr. Palmer to acquire 187 shares of Common Stock he holds in his name is $3,144.  Such funds were provided from available funds in Mr. Palmer’s IRA.

Item 5.                        Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.                        Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.                        Identification and Classification of Members of the Group:

See Item 2(a) above.

Item 9.                        Notice of Dissolution of Group:

N/A

Item 10.                      Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2017

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member

/s/ John W. Palmer John W. Palmer
/s/ Richard J. Lashley Richard J. Lashley